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April 27, 2021

VIA EDGAR AND ELECTRONIC MAIL

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Genesco Inc. (“GCO” or the “Company”)

Preliminary Proxy Statement filed by Legion Partners Holdings, LLC, Legion Partners, L.P. I, Legion Partners, L.P. II, Legion Partners, LLC, Legion Partners Asset Management, LLC, Christopher S. Kiper, Raymond T. White, Marjorie L. Bowen, Thomas M. Kibarian, Margenett Moore-Roberts, Dawn H. Robertson, Patricia M. Ross, Georgina L. Russell and Hobart P. Sichel (the “Proxy Statement”)
Filed on April 16, 2021
File No. 001-03083

Soliciting Materials filed pursuant to Rule 14a-12 (the “Soliciting Materials”)
Filed by Legion Partners Holdings, LLC, et al. on April 12, 2021
File No. 001-03083

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated April 21, 2021 (the “Staff Letter”), with regard to the above-referenced matters. We have reviewed the Staff Letter with Legion Partners Holdings, LLC and the other participants in its solicitation (collectively, “Legion”) and provide the following responses on Legion’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Preliminary Proxy Statement and the Soliciting Materials.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

April 27, 2021

Preliminary Proxy Statement

Cover Letter

1.	Please consider including additional information about the referenced comprehensive strategic plan in the proxy statement delivered to security holders.

Legion acknowledges the Staff’s comment. Legion respectfully informs the Staff that the comprehensive strategic plan is still being prepared by Legion’s Nominees and Legion prefers to publicly release such plan to the Company’s security holders in its entirety in the upcoming weeks rather than in a piecemeal fashion in the Proxy Statement.

2.	Please revise to clarify that security holders using your proxy card will only be able to vote for seven nominees and will be disenfranchised as to the eighth board seat.

Legion acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

Reasons for the Solicitation, page 9

3.	We note your disclosure that “we estimate the current value of the operating business is $40 million (roughly four times our projected EBITDA post-COVID of $10 million) plus additional value of owned real estate of $29 million. We estimate the internal rate of return assuming these proceeds on this acquisition of -1.2%.” With a view toward revised disclosure, please provide us with support for your stated beliefs.

Legion acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

Legion also hereby provides the following additional support for its stated beliefs:

Legion’s $10 million projection for Schuh’s post-COVID earnings before interest, taxes, depreciation, and amortization (“EBITDA”) is based on estimates of post-COVID revenue of $325 million and EBITDA margin of 3.1%, representing an approximate 13% and 1.2% discount, respectively, to their pre-COVID counterparts for the fiscal year ended February 1, 2020, which Legion believes is a reasonable projection based on industry research.

Legion’s assumption of a 4x EBITDA multiple in the event of a divestiture of the Schuh business is based on a discount to the 6.1x median trading multiple of industry peers, given such industry peers’ elevated median EBITDA margin of 9.9%, relative to Schuh’s 3.1% EBITDA margin. Please see the table below for more information.

April 27, 2021

Company	Share Price (4/09/21)	Enterprise Value	EBITDA Multiple CY'21	EBITDA Margin CY’21
Foot Locker, Inc.	$58.35	$4,451	5.3x	10.5%
DICK'S Sporting Goods, Inc.	$82.16	$6,096	6.4x	9.9%
Halfords Group plc	$5.22	$890	6.0x	9.1%
Academy Sports and Outdoors, Inc.	$30.84	$3,223	6.1x	9.4%
Frasers Group plc	$6.92	$3,820	7.1x	10.0%
Average		$3,696	6.1x	9.8%
Median		$3,820	6.1x	9.9%
Schuh				3.1%

Legion’s $29 million estimate for the value of Schuh’s real estate is based on the square footage reported in the Company’s 2020 Annual Report on Form 10-K and an estimated per square foot value based on industry knowledge provided by real estate investors. Please see the table below for more information.

Location	Sq. Ft.	Segment	Type	Value Per Sq. Ft.	Value ($mm)
Bathgate, Scotland	244,644	Schuh Group	Distribution warehouse	$86	$21.0

Deans Industrial Estate, Livingston, Scotland	106,813	Schuh Group	Distribution warehouse and administrative offices	$79	$8.4

Legion’s estimate for the internal rate of return based on a $69 million divestiture of the Schuh business and real estate assets is calculated as detailed in the table below.

	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	Sum
Acquisition Cost	($147)	$0	($8)	($26)	($16)	$0	$0	$0	$0	$0	($196)
Capex	($7)	($17)	($30)	($21)	($19)	($11)	($11)	($7)	($5)	($3)	($132)
FCF	$19	$35	$30	$33	$28	$27	$24	$17	$15	$1	$227
Est. Sale Price incl. Tax Benefit										$87	$87
Sum	($136)	$18	($8)	($14)	($7)	$16	$13	$9	$10	$85	($13)
IRR	(1.2%)

Acquisition cost: As reported in the Company’s public filings with the Commission, the purchase price paid for Schuh at closing was £100 million. Pursuant to the terms of the purchase agreement entered into by the Company to acquire Schuh, the Company paid an additional £5 million in 2014 as a holdback, plus deferred purchase price payments totaling £25 million, payable £15 million and £10 million on the third and fourth anniversaries of the closing of the transactions (or 2015 and 2016). Figures denominated in British Pounds have been converted into US Dollars at the effective foreign exchange rate as of the date of such payments.

Capital Expenditures: Capital expenditure (“Capex”) figures are as reported in the Company’s Annual Report on Form 10-K filing for the respective fiscal years.

Free Cash Flow: Free cash flow (“FCF”) is calculated as Adjusted Operating Income * (1 – Tax Rate) + Segment Depreciation & Amortization.

April 27, 2021

Estimated Sale Price including Tax Benefit: Please refer to the details below ($ in millions):

Gross Proceeds from Operating Business Sales [1]	$40
Gross Proceeds from Real Estate Sales [2]	$29
Less Assumed Tax Basis[3]	$140
Sales Loss	($70)
Tax Benefit[4]	$17.5
Net Sale Proceeds plus Tax Benefit[5]	$87

Note:

1. As estimated and explained above.

2. As estimated and explained above.

3. Estimated tax basis of $140 million.
4. At a 25% effective tax rate.

5. Sale of operating business plus real estate assets plus tax benefits.

4.	We note your disclosure under the caption “We Believe the Board Lacks Sufficient Alignment with Shareholders.” Given that none of your nominees appears to own any shares in the company, please revise to provide added context by noting the aforementioned fact and any commitments your nominees have made to acquire company shares.

Legion acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

Proposal No. 1. Election of Directors, page 16

5.	Please revise this section to highlight to security holders that they will be disenfranchised with respect to one board seat if they return your proxy card.

Legion acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

6.	Please amend each instance of a change of control described on pages 21-23 to quantify the effect of such change of control, assuming that the board does not act with respect to the request referenced in the last paragraph of this section.

Legion acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

Soliciting Materials

7.	We note your disclosure, in the letter delivered to the company, that “we estimate the current value at less than 20% of the acquisition cost.” With a view toward revised future disclosure, please provide us with support for your stated beliefs.

April 27, 2021

Legion acknowledges the Staff’s comment and respectfully refers the Staff to the revised language added to the Proxy Statement in response to the Staff’s third comment above. The estimated $40 million in proceeds from the sale of Schuh’s operating business is nearly 20% of the $196 million in total acquisition costs. Nonetheless, Legion will refrain from making any such statement in the future.

Sincerely,

/s/ Elizabeth Gonzalez-Sussman

Elizabeth Gonzalez-Sussman

cc: Christopher S. Kiper, Legion Partners Holdings, LLC